SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. _______)*

Partners Trust Financial Group, Inc.

(Name of Issuer)

Common stock, par value $0.10 per share

(Title of Class of Securities)

70213A103

(CUSIP Number)

John A. Zawadzki, President and Chief Executive Officer

233 Genesee Street

Utica, NY 13501

(315)-768-3000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 3, 2002

(Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 70213A103 Page 2 of 7 Pages
	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
		Partners Trust, MHC EIN: 75-2993901

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
				(a)
				(b)

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) OO Acquired in corporate reorganization. See
		response to Item 3.

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	6.	Citizenship or Place of Organization		United States

Number of		7.	Sole Voting Power.........................................................................................	7,627,353
Shares
Beneficially		8.	Shared Voting Power.....................................................................................	0
Owned by
Each		9.	Sole Dispositive Power..................................................................................	7,627,353
Reporting
Person		10.	Shared Dispositive Power..............................................................................	0
With
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person...................		7,627,353

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

	13.	Percent of Class Represented by Row (11) .........................................................		53.7%

	14.	Type of Reporting Person (See Instructions)
		HC

Item 1. Security and Issuer

The securities as to which this Schedule 13D (the "Schedule") relates are shares of common stock, par value $0.10 per share (the "Common Stock"), of Partners Trust Financial Group, Inc., a federal corporation (the "Company), having its principal offices at 233 Genesee Street, Utica, New York 13501.

Item 2. Identity and Background

(a) - (c) This Schedule is being filed by Partners Trust, MHC, a federally chartered mutual savings and loan holding company (the "MHC"). The MHC's principal business is holding 53.7% of the Common Stock of the Company and indirectly controlling SBU Bank ("Bank"). The business address of the MHC is 233 Genesee Street, Utica, New York 13501.

(a) - (c) (continued) The following information is being provided with respect to each executive officer and director of the MHC (the "Insiders").

CUSIP No. 70213A103 Page 3 of 7 Pages

Name	Principal Occupation or Employment
John A. Zawadzki	President and Chief Executive Officer, Director of the Bank, Company and MHC
Elizabeth B. Dugan	Director of the Bank, Company and MHC; Retired
Richard R. Griffith	Director of the Bank, Company and MHC; President of Sturges Manufacturing Co. Inc.
Gordon M. Hayes, Jr.	Director of the Bank, Company and MHC; Associate Director of Planned Giving for Colgate University
Nicholas O. Matt	Director of the Bank, Company and MHC; President of the MATT Brewing Co.
Dr. Marybeth K. McCall	Director of the Bank, Company and MHC; Senior Vice President of Crouse Hospital
William L. Schrauth	Director of the Bank, Company and MHC; Retired President and Chief Executive Officer of SBU Bank
John B. Stetson	Director of the Bank, Company and MHC; Consultant
Dwight E. Vicks, Jr.	Director of the Bank, Company and MHC; Chairman of Vicks Lithograph and Printing Corporation
John R. Zapisek	Director of the Bank, Company and MHC; Retired
Steven A. Covert	Senior Vice President, Chief Financial Officer and Corporate Secretary of the Bank, Company and MHC
Willard M. Iman	Senior Vice President and Assistant Secretary of the Bank, Company and MHC

(d) During the last five years, neither the MHC nor the Insiders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither the MHC nor the Insiders has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the Insiders are U.S. citizens.

Item 3. Source and Amount of Funds or Other Consideration

The Bank caused the formation of the MHC in connection with the reorganization (the "Reorganization") of the Bank into the two-tier mutual holding company structure. In the Reorganization, the Company became the majority owned subsidiary of the MHC and the Bank became the wholly owned subsidiary of the Company. The Reorganization was effected by the Bank organizing an interim stock savings bank as a wholly

CUSIP No. 70213A103 Page 4 of 7 Pages

owned subsidiary ("Interim One"). Interim One organized an interim stock savings bank as a wholly owned subsidiary ("Interim Two"). Interim One organized the Company as a wholly owned subsidiary. The Bank exchanged its charter for a federal stock savings bank charter and became the resulting stock bank and Interim One exchanged its charter for a federal mutual holding company charter to become the MHC. At the same time, Interim Two merged with and into the stock bank with the stock bank as the resulting institution and all of the initially issued stock of the stock bank was transferred to the MHC in exchange for membership interests in the MHC. The Reorganization was effective April 3, 2002, and the Company acquired 100% of the outstanding shares of the Bank.

In the Reorganization, the Company sold 6,397,594 shares of its Common Stock at $10.00 per share to the public. The Company issued 7,627,353 shares of such Common Stock to the MHC at no cost to the MHC. The Company also issued 191,928 shares of such Common Stock to the SBU Bank Charitable Foundation (the "Foundation") at par value, or a total of $19,193. The funds to purchase the Company's shares originated from the Foundation's organizational funds.

Item 4. Purpose of Transaction

The shares of the Company were acquired by the MHC in connection with the Reorganization. The primary purpose of the Reorganization was to establish a structure that (1) will enable the Company to compete and expand more effectively in the financial services marketplace, (2) enabled the Bank's depositors, employees, management and Directors to obtain an equity ownership interest in the Company and (3) preserve the Bank's mutual form of ownership and its ability to remain an independent savings bank.

Other than as the Company's mutual holding company and majority stockholder, the MHC has no current plans or proposals which would result in the acquisition or disposition of Common Stock or any other action which is enumerated in Item 4 of Schedule 13D.

CUSIP No. 70213A103 Page 5 of 7 Pages

Item 5. Interest in Securities of the Issuer

(a) - (b) The MHC directly and beneficially owns (with sole voting and dispositive power) an aggregate of 7,627,353 shares of Common Stock or 53.7% of the shares issued and outstanding on April 3, 2002. The Insiders individually have the sole power to vote and the sole power to dispose of the shares of Common Stock owned by them, except as otherwise indicated. The following information is provided with respect to the Insiders as of April 3, 2002:
	Number of Shares		Percent of
	Beneficially		Outstanding Shares
Name	Owned		of Common Stock

John A. Zawadzki	30,000	(1)	0.21%
Elizabeth B. Dugan	12,000		0.08%
Richard R. Griffith	7,198	(2)	0.05%
Gordon M. Hayes, Jr.	1,330		0.01%
Nicholas O. Matt	7,194		0.05%
Dr. Marybeth K. McCall	10,000	(3)	0.07%
William L. Schrauth	3,000		0.02%
John B. Stetson	17,909		0.13%
Dwight E. Vicks, Jr.	20,000		0.14%
John R. Zapisek	19,000		0.13%
Steven A. Covert	21,870	(4)	0.15%
Willard M. Iman	12,808	(5)	0.09%
Richard F. Callahan	14,388		0.10%
Sandra J. Wilczynski	17,366		0.12%

(1) Includes 20,000 shares held in Mr. Zawadzki's Individual Retirement Account ("IRA")
(2) Includes 7,198 shares held in Mr. Griffith's IRA.
(3) Includes 10,000 shares held in Ms. McCall's IRA.
(4) Includes 21,870 shares held in Mr. Covert's IRA.
(5) Includes 8,000 shares held in Mr. Iman's IRA and 2,596 shares held by his wife.

(c) Other than the issuance to the MHC of the 7,627,353 shares of the Company's Common Stock and the purchase by the Insiders of the shares of Common Stock listed in Item 5 (a) above, neither the MHC nor any Insider has effected any transaction in the Company's Common Stock within the past 60 days. For information with respect to such issuance, see Item 3 above.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 70213A103 Page 6 of 7 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer

As of the date of this Schedule, neither the MHC nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7. Material to Be Filed as Exhibits

None.

CUSIP No. 70213A103 Page 7 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Partners Trust, MHC

Date

/s/ John A. Zawadzki

Signature

John A. Zawadzki

President and Chief Executive Officer

Name/Title